UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-34387

Medidata Solutions, Inc.
(Exact name of registrant as specified in its charter)

350 Hudson Street, 9th Floor New York, New York 10014 (212) 918-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1)
Explanatory Note:  Effective October 28, 2019, pursuant to that certain Agreement and Plan of Merger, dated as of June 11, 2019, by and among Dassault Systèmes SE, a societas Europaea (European company) organized under the laws of France (“Dassault Systèmes”), Dassault Systèmes Americas Corp., a Delaware corporation and a wholly-owned subsidiary of Dassault Systèmes (“Parent”), 3DS Acquisition 6 Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Medidata Solutions, Inc., a Delaware corporation (“Medidata”), Merger Sub was merged with and into Medidata (the “Merger”) with Medidata surviving the Merger as a wholly-owned subsidiary of Parent and thereby being converted from a public corporation into a private corporation.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2019	MEDIDATA SOLUTIONS, INC.
	By:	/s/ Michael Otner
		Name:	Michael Otner
		Title:	Secretary